December 26, 2023

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Stephen Kim Linda Cvrkel Rucha Pandit Donald Field

Re:	J-Long Group Limited (the “Company”) (CIK No. 0001948436)
Registration Statement on Form F-1, as amended
File No. 333-275077

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of J-Long Group Limited (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time, on December 29, 2023, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, K&L Gates, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that the underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Eddid Securities USA Inc.
as the representative

By:	/s/ Tom Li
Name:	Tom Li
Title:	Managing Director